1. Name and Address of Reporting Person
   Capps, Thos. E.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board of Directors
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       04/22/2002 M             101762      A      $41.2500                    D
Common Stock                       04/22/2002 S <F1>        -101762     D      $66.6520                    D
Common Stock                       04/23/2002 M             131238      A      $41.2500                    D
Common Stock                       04/23/2002 S             -131238     D      $66.3064                    D
Common Stock                       04/30/2002 M             13600       A      $41.2500                    D
Common Stock                       04/30/2002 S             -13600      D      $66.4200   322584           D
Common Stock                                                                              19524            I           By Trustee of
                                                                                                                       Emp. Savings
                                                                                                                       Pl.
Common Stock                                                                              450              I           By Spouse
Common Stock                                                                              0                I           By Trust for
                                                                                                                       Spouse
Common Stock                                                                              332              I           Custodian for
                                                                                                                       Grandchild

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $41.25   04/22/2002 M               10176 01/01/2001 05/17/2009 Common  101762   $0.0000             D
                        <F2>                       2                           Stock
Stock Option   $41.25   04/23/2002 M               13123 01/01/2001 05/17/2009 Common  131238   $0.0000             D
                                                   8                           Stock
Stock Option   $41.25   04/30/2002 M               13600 01/01/2001 05/17/2009 Common  13600    $0.0000    986400   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2008 Common                      400000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      400000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      400000   D
                                                                               Stock

Explanation of Responses:

<F1>
Pursuant to the Section 16 rules, Mr. Capps has forfeited $939.87 in short swing profits to Dominion Resources as a result of this sale. The sale was matched against his January 2, 2002 purchase of 135 shares of Dominion Resources Common Stock.
<F2>
The stock option exercises reported on this Form 4 were previously announced by Dominion Resources, Inc. in a news release issued on April 17, 2002

SIGNATURE OF REPORTING PERSON
/s/ Thos. E. Capps

DATE
05/06/2002